Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE RELEASES ANNUAL PRODUCTION GROWTH PLAN;
2011 CASH DIVIDEND INCREASED BY 256%

Toronto (December 15, 2010) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to announce that its Board of Directors has approved the payment of a quarterly cash dividend for 2011 of $0.16 per common share ($0.64 per year).  The first of these dividends will be paid on March 15, 2011 to shareholders of record as of March 1, 2011.  Agnico-Eagle has now declared a cash dividend to its shareholders for 29 consecutive years.

“We are pleased to announce a 256% increase to our longstanding dividend.  As we continue to  grow our gold output and increase cash flows over the next several years, our goal is to further increase our dividend yield”, said Sean Boyd, Vice Chairman and CEO.  “Furthermore, we expect our operations to generate sufficient cash flows to fund our internal mine expansions, the development of the new Meliadine mine project and investments in other growth and exploration initiatives” added Mr. Boyd.

Highlights of this corporate update include:

•                  2011 dividend of $0.64 per share will be declared and paid quarterly in the amount of $0.16 per share

•                  Payable gold production(1) forecast to increase by approximately 18% in 2011 to between 1.13 million ounces and 1.23 million ounces.  Total cash costs per ounce(2) in 2011 are expected to be in the range of $420 to $470

•                  Payable gold production forecast to increase to approximately 1.5 million ounces by 2014

•                  Meliadine and several internal expansion projects anticipated to support gold production growth beyond 1.5 million ounces post 2014

•                  Exploration upside at existing assets remains intact with a record expenditure of approximately $142 million budgeted for 2011, an increase of approximately 30% from 2010

(1)  Payable production means the quantity of a mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2)  Total cash costs per ounce is a non-GAAP measure.  For reconciliation of historical total cash costs per ounce to production costs, as reported in the Company’s historical financial statements, please see the Company’s financial statements and Form 20-F, as filed with US and Canadian securities regulators.

Exploration Program

Details of Agnico-Eagle’s recent 2010 exploration results, as well as its planned 2011 exploration activities are outlined in a separate press release issued today by the Company. A copy of the exploration press release can be downloaded from the Company’s website at www.agnico-eagle.com

Conference Call Tomorrow - December 16

The Company’s senior management will host a conference call on Thursday, December 16, 2010, at 9:45 AM (E.S.T.).  to provide an update on the Company’s corporate strategy and future growth plans including a review of recent exploration results and the planned future exploration activities.

Via Telephone:

Please dial 416-644-3415 or Toll-free 877-974-0448.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Audio Replay archive:

Please dial the 416-640-1917 or Toll-free 877-289-8525, access code 4392276#.

The conference call replay will expire on Thursday, December 30, 2010.

Five Year Plan Outlines Further Production Growth

The Company is announcing its production and cost guidance for the five-year period of 2011 through 2015.

In 2011, payable gold production is expected to be in the range of 1.13 million and 1.23 million ounces.  Total cash costs per ounce in 2011 are expected to be in the range of $420 to $470 representing good cost control at the mines.

For the period of 2012 through 2015, the Company expects to produce an average of 1.36 million ounces of gold per year at total cash costs averaging $432 per ounce.

Estimated Payable Gold Production and Total Cash Costs per Ounce	2011	2012	2013	2014	2015

Payable Gold Production
LaRonde	157,200	212,800	280,100	333,100	330,200
Goldex	183,500	185,500	183,800	175,100	172,500
Lapa	124,800	118,700	107,500	125,100	11,200
Kittila	149,700	178,200	176,500	168,200	168,400
Pinos Altos	168,400	179,400	170,500	169,000	180,200
Pinos Altos - Creston Mascota	30,600	57,500	57,000	54,500	49,100
Meadowbank	361,600	369,500	415,300	470,300	340,300
	1,175,800	1,301,600	1,390,700	1,495,300	1,251,900
Total cash costs per ounce
LaRonde	$54	$316	$385	$393	$406
Goldex	349	374	330	339	330
Lapa	518	540	588	484	599
Kittila	548	467	495	519	523
Pinos Altos	400	390	335	306	346
Pinos Altos - Creston Mascota	439	314	291	292	297
Meadowbank	597	655	489	431	492
	$439	$472	$429	$407	$423

The Company reports under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) rather than International Financial Reporting Standard (“IFRS”).  Differences exist in the mining industry between U.S. GAAP and IFRS accounting standards, with the most significant recurring adjustment relating to accounting for production phase stripping costs.  In 2011, and in 2012, the Company will be going through a phase of particularly intensive production phase stripping at both Meadowbank and Pinos Altos.  Under U.S. GAAP all of these stripping costs flow through production costs.  Under IFRS a portion of these stripping costs would be capitalized as mine development costs.  Agnico-Eagle estimates the 2011 impact of reporting under IFRS would be to reduce the reported total cost per ounce by approximately $18 at Meadowbank and approximately $69 at Pinos Altos when compared with U.S. GAAP.  Company-wide, the 2011 total cash cost per ounce of produced gold would be approximately $16 lower in 2011 under IFRS than under U.S. GAAP.

Total cash costs per ounce for all years were calculated using the following metals prices and exchange rates (royalties included where applicable):

Assumptions	2011 through 2015

Gold (US$/oz.)	$1,050
Silver (US$/oz.)	$22.00
Copper (US$/lb.)	$3.18
Zinc (US$/lb.)	$0.95
C$/US$	1.03
US$/Euro	1.30

Changes in the assumptions would have the following effects on total cash costs per ounce.

Impact on Total Cash Costs per Ounce	2011

$1/oz change in price of Silver	$5
$200/dmt change in price of Copper	$1
$100/dmt change in price of Zinc	$6
1% change in C$/US$	$5
1% change in US$/Euro	$1

Several Growth Projects Not Yet Considered in Five Year Production Plan

The current five year plan shows annual gold production peaking in 2014 at approximately 1.5 million ounces.  However, these forecasts do not currently include the following expansion and development projects:

Name	Project	Project Status	Next News	Potential First Production
Kittila	50% Expansion	Feasibility Study Underway	Q3, 2011 Study Review	2014
Meliadine	New Mine	Resource Conversion	2011-2013 Feasibility Study	2015

Additionally, there are other advanced exploration projects which may eventually contribute to expansion, or extensions of the lives of the mines.  The most significant are presented in the table below.

Name	Project	Project Status	Next News
Goldex	D Zone	Drilling	2011 Resource Estimation
Bousquet	Zone 5	Resource Expansion	2011 Drill Results
Lapa	East Resource	Exploration Drifting	2011 Resource Conversion
Ellison	Westwood Extension	Drilling	2011 Results
Pinos Altos	Cubiro and Sinter	Drilling	2011 Results
Meadowbank	Underground Mine	Resource Expansion	2011 Drill Results
Meadowbank	Vault Pit Expansion	Resource Conversion	2012 Reserve Estimation

While the studies are not yet completed on any of these projects, and in some cases remain early stage, several have a currently defined resource.  A brief description of the larger, and most advanced, potential growth projects follows.

Kittila Expansion

Reflecting the continued growth of the Kittila orebody, a feasibility study is underway regarding an initial expansion.  The study is expected to be completed in the third quarter of 2011 and is evaluating the potential for an expansion of at least 50% in throughput.

Production at the higher rate may commence as early as the second half of 2014.  Capital requirements are expected to be in the range of $250 million to $300 million, spread out over the period of 2012 through 2014.  Operating costs are expected to be lower than the current estimates anticipated for the life of mine at Kittila as a result of economies of scale.

Meliadine Project

In July 2010, Agnico-Eagle completed the acquisition of the Meliadine deposit in Nunavut in the Canadian Arctic.  Pending further drilling and a feasibility study, this large gold deposit is expected to have first production late in 2015 or early 2016.

Scenarios currently being considered range in size from 6,000 tonnes per day (“tpd”) to 8,000 tpd with a combination of open pit and underground mining.

Production rates are anticipated to be in the range of 350,000 ounces to 400,000 ounces per year over a 12 to 15 year mine life.  The deposit remains wide open for further expansion.  The property covers 80 km of strike length and multiple favourable targets will be tested in the next two years.

Based on the Company’s experience at its Meadowbank mine, capital expenditures are expected to be in the range of $700 million to $800 million with operating costs in the neighbourhood of those at Meadowbank.  Capital expenditures are expected to be spread out over the 2012 to 2015 period.

Between March and October of 2010, 128 holes were drilled at Meliadine with promising results.  These holes were on the Tiriganiaq, F and Wolf zones as well as the newly explored Wesmeg zone (for more information on drill results please see our exploration news release which was also released today).

For 2011, the overall budget for Meliadine is $67 million, including $41 million for exploration, taking an underground bulk sample and erecting a permanent exploration camp.  Other work will include permitting and preparation for construction of an all-season road to link the site to the port facilities at Rankin Inlet.

Goldex D Zone Developing

The Company is currently drilling the deeper mineralization at Goldex.  The D zone  is located approximately 150 metres below the mine workings of the GEZ deposit.  Although not yet fully defined, the D zone is very similar in geology and style of mineralization as that of the GEZ.  Four drill rigs are testing the D zone.

To date, the D zone mineralization has been traced over a length of almost 400 metres, with a vertical height of at least 400 metres and with an estimated thickness of 100 metres or more (which are similar dimensions to the GEZ deposit). The zone has been followed down to a depth of approximately 1300 metres below surface (where it remains open for expansion in all directions).

An initial resource estimate is expected in 2011 with the ultimate goal of extending the mine life at Goldex.  Over 58,000 metres of diamond drilling and $5.8 million have been budgeted for exploration at Goldex in 2011 and will principally target resource expansion for the D zone.  Pending the results of a 2011 mining study, a reserve conversion program will be planned.  Positive results from the D zone could significantly extend the mine life at Goldex.

The results of selected drill holes, completed since August 2010, are reported separately in the Company’s exploration news release issued today.

Bousquet

The Company is evaluating the production potential of the Bousquet Zone 5 open pit, a deposit approximately three kilometres west of LaRonde.  Agnico-Eagle is targeting completion of the first stage of drill activity (consisting primarily of twinning and resampling historic holes) by the end of 2010.  It is anticipated that this drilling will lead to an initial resource estimate as of December 31, 2010, part of the annual year-end  resource and reserve statement.

A scoping study is expected to be completed in the second half of 2011.

Lapa

The Company continues its Lapa exploration program and plans to invest a further $3.6 million in 2011 to extend the underground exploration drift on Level 101 a further 0.8 kilometres.  The Level 101 exploration drift (which is expected to be completed in 2011) will provide underground exploration access to the Zulapa Corridor target, and to the extension of the Lapa Contact Zone to the east of the main orebody.

Ellison — Exploration Success on Westwood Boundary

During 2010, the Company has continued to drill the extension of Iamgold Corporation’s Westwood deposit on Agnico-Eagle’s Ellison property.  Ellison is located immediately west of the Company’s LaRonde and Bousquet properties in the Abitibi region of Quebec, and immediately east of the Westwood gold project.  The Company recently intersected 8.0 grams per tonne (“gpt”) gold with 0.11% copper over an estimated true width of 13.3 metres.  Included in this intercept was a higher grade interval of 14.1 gpt gold and 0.16% copper over 7.0 metres.

These are the first holes to identify the presence of significant gold mineralization on the down-dip extension of Westwood on Ellison.  A follow-up exploration program, designed to trace the zone to the east and possibly define a new gold resource, is planned for Ellison in 2011 at a budget of $4.8 million.   The potential exists for a large gold resource with similar geology to the LaRonde Extension.

A shaft is currently being sunk on the Westwood deposit by Iamgold as part of the development of the orebody.

Pinos Altos — Cubiro and Sinter

The Cubiro deposit is close to the Creston Mascota project in the northwest quadrant of the Pinos Altos property.  Cubiro is approximately eight kilometres from the main Santo Nino deposit.

Cubiro, a discovery by Agnico-Eagle, is a steeply dipping deposit that is exposed on surface. An underground exploration program and scoping study are being planned with the goal of converting resource to reserve and extending the zone to the northwest at depth.

The Sinter deposit is located approximately two kilometres north of the main Santo Nino zone at Pinos Altos in Chihuahua state, Mexico.  It is being examined as a possible source of open pit ore for the mill at Pinos Altos.  This would effectively extend the mine life of Pinos Altos.

Meadowbank — Vault Pit Expansion

The Vault deposit, approximately seven kilometres north of the main Portage deposit at Meadowbank, is currently in the mine plan.

However, recent exploration has suggested that the proposed pit may extend significantly to the south and east.  It is anticipated that this additional mineralization could extend the life of the Meadowbank mine.

Meadowbank Underground

The southern end of the Meadowbank deposit continues to be drilled and currently has a significant resource.  The exploration program in 2011 is expected to continue to investigate the grade, thickness and continuity of the mineralization with the goal of eventually converting to reserves which could be mined by underground methods.

Capex Fully-Funded — Free Cash Flow Expected To Increase

Agnico-Eagle has successfully completed its major construction phase during which the Company spent approximately $3 billion since the beginning of 2007.  With most of the mines at, or approaching, steady state operation, the remaining capital expenditures are expected to be primarily for expansions at the existing mines and to build the new Meliadine mine project.

The Company’s balance sheet is well positioned to fund these initiatives.  The cash balance at September 30, 2010 was approximately $148 million.  Additionally, the Company had approximately $1.1 billion available under its credit facilities and expects to generate significant cash flows from its operations in 2011 and beyond.

Capital expenditures are expected to total approximately $313 million in 2011.  This includes $272 million at the mines, as broken out in the table below.  Additionally, approximately $41 million is expected to be spent on capitalized exploration.  The total $145 million exploration budget is a record high for the Company and is up approximately 30% from 2010.

2011 Capital Expenditures		Exploration Budget
($, thousands)	Capital Budget	Capitalized	Expensed
LaRonde Sustaining	41,155	4,037
LaRonde Depth Extension	54,701
Goldex	26,356	5,821
Lapa	14,116	5,508
Meadowbank	52,563	7,373
Kittila	51,997	15,581
Pinos Altos	25,721	2,187
Creston Mascota construction	5,548
Grassroots exploration			101,317
Corporate Devt. & Project Evaluations			3,203
Total	272,157	40,507	104,520

The $272 million budgeted for 2011 (compared to previous guidance of $178 million) includes significant investments in infrastructure, upgrading operating equipment and in efficiency improvements at most mines.  It also includes approximately $14 million which was budgeted, but not spent, in 2010 and will be carried over to 2011.  Descriptions of several of the major investments by mine are presented below. The capital components listed below are for the amounts expected to be spent in 2011.

Mine	Project	Impact	Estimated Capital ($, millions)
LaRonde	CIP/HDS for Laronde Extension	Lower opex	25.0
Goldex	M & E Zone development	Extend LOM	4.3
Lapa	Underground equipment upgrades	Lower opex	1.6
Kittila	Expansion study. Acceleration of 2012 underground development	50% higher gold production	13.7
Pinos Altos	Underground infrastructure, equipment & tailings management	Optimization	13.0
Meadowbank	Permanent secondary crusher	Lower opex	13.0

The following link may be pasted into a web browser for more detailed information on the capital expenditures by project, by year.

Estimated Capital Expenditures

Capitalized Expenditures ($ 000’s)	2011	2012	2013	2014	2015

Sustaining Capital	$217,457	$176,837	$113,546	$100,000	$100,000
LaRonde Depth Extension	$54,701

Total Project Capital Expenditures	$272,158	$176,837	$113,546	$100,000	$100,000

Capitalized Exploration	$40,506

Total Capital Expenditures	$312,664	$176,837	$113,546	$100,000	$100,000

The capital expenditures, as presented in the linked slide, do not consider several possible expansion and growth projects which the Company is currently evaluating. However, through 2015, the Company expects to remain self-funding as significant internal cash flow is expected to be generated from the mines and from the sale of approximately 6.6 million ounces of gold and the associated byproduct metals.

It is an objective of the Company’s management to continue to increase its dividend to shareholders going forward.

Operating Forecast By Mine

LaRonde’s Steady-State Performance Continues

In 2011, LaRonde is expected to produce approximately 157,000 ounces of gold at total cash costs of $54 per ounce.

From 2012 through 2015, average annual gold production of approximately 290,000 ounces is expected, reflecting the higher gold grades of the deeper LaRonde Extension.

Minesite costs per tonne(3) at LaRonde are expected to be approximately C$80 in 2011. For the period of 2012 through 2015, minesite costs per tonne are expected to average C$81.

From 2012 through 2015, total cash costs per ounce are expected to average approximately $381 as byproduct revenues are projected to decline significantly, largely due to lower zinc grades at depth.  However, depending on prevailing byproduct prices over the next several years, the potential exists to extend the life of the upper mine by mining lower grade (predominantly zinc) ore that becomes economic.  The effect of this would likely be lower total cash costs per ounce due to the byproduct credits.

The table in the following link presents more detailed data on the LaRonde mine, including projections of tonnes, grades, mill recoveries, payable metal production and Canadian dollar minesite costs per tonne.

LaRonde Operations Forecast

	2011	2012	2013	2014	2015

Ore milled (000’s tonnes)	2,583	2,580	2,446	2,300	2,190

Grade:
Gold (g/tonne)	2.10	2.82	3.82	4.79	5.06
Silver (g/tonne)	62.96	49.30	30.71	20.78	18.11
Zinc (%)	3.64%	2.21%	0.78%	0.17%	0.38%
Copper (%)	0.23%	0.28%	0.37%	0.37%	0.28%

Mill recovery:
Gold (%)	90%	91%	93%	94%	94%
Silver (%)	75%	76%	76%	75%	70%
Zinc (%)	76%	75%	71%	0%	66%
Copper (%)	73%	79%	80%	80%	80%

Payable metal produced:
Gold (ozs)	157,200	212,800	280,100	333,100	330,200
Silver (‘000 oz)	3,900	3,100	1,800	1,200	900
Zinc (tonnes)	71,800	42,600	13,500	0	5,500
Copper (tonnes)	4,400	5,700	7,200	6,700	4,900
Lead (tonnes)	3,200	1,300	0	0	0

Mining/Milling Costs (C$/tonne)	$80	$81	$81	$81	$82

Total Cash Costs per ounce	$54	$316	$385	$393	$406

Goldex Operating Above Design Rates

In 2011, payable gold production at Goldex is expected to be approximately 184,000 ounces, while from 2012 through 2015, the expected average gold production is approximately 179,000 ounces annually.

Minesite costs per tonne at Goldex are expected to be approximately C$22 in 2011.  For the period of 2012 through 2015 minesite costs per tonne are expected to average $22, representing one of the lowest cost hardrock underground operations in the gold industry.

In 2011, total cash costs at Goldex are expected to be approximately $349 per ounce. From 2012 through 2015, total cash costs per ounce are expected to average approximately $344.

The table in the following link presents more detailed data on the Goldex mine, including projections of tonnes, grades, mill recoveries, payable metal production and Canadian dollar minesite costs per tonne.

Goldex Operations Forecast

	2011	2012	2013	2014	2015

Ore milled (000’s tonnes)	2,950	2,880	2,880	2,880	2,880

Grade:
Gold (g/tonne)	2.07	2.17	2.15	2.05	2.02

Mill recovery:
Gold (%)	93%	92%	92%	92%	92%

Payable metal produced:
Gold (ozs)	183,500	185,500	183,800	175,100	172,500

Mining/Milling Costs (C$/tonne)	$22	$25	$22	$21	$20

Total Cash Costs per ounce	$349	$374	$330	$339	$330

(3)  Minesite costs per tonne is a non-GAAP measure. For reconciliation of this measure to production costs, as reported in the Company’s historical financial statements, please see the Company’s financial statements and Form 20-F, as filed with US and Canadian securities regulators.

Lapa Mine Operating at Steady State

In 2011, payable gold production at Lapa is expected to be approximately 125,000 ounces, while from 2012 through 2014, the expected average gold production is approximately 117,000 ounces annually.   According to the current mine plan, the last year of the mine’s life is a partial year in 2015.  The Company is investing $5.5 million into a new exploration drift and drilling to explore to the east along the favourable Cadillac Break,  with the goal of extending the mine’s life.

Minesite costs per tonne at Lapa are expected to be approximately C$118 in 2011.  For the period of 2012 through 2014, minesite costs per tonne are expected to average C$120.

In 2011, total cash costs at Lapa are expected to be approximately $518 per ounce. From 2012 through 2014, total cash costs per ounce are expected to average $535.

The following link presents more data on the Lapa mine including projections of tonnes, grades, mill recoveries, payable metal production and Canadian dollar minesite costs per tonne.

Lapa Operations Forecast

	2011	2012	2013	2014	2015

Ore milled (000’s tonnes)	566	540	539	539	59

Grade:
Gold (g/tonne)	8.26	8.13	7.46	8.70	7.39

Mill recovery:
Gold (%)	83%	84%	83%	83%	80%

Payable metal produced:
Gold (ozs)	124,800	118,700	107,500	125,100	11,200

Mining/Milling Costs (C$/tonne)	$118	$122	$121	$116	$118

Total Cash Costs per ounce	$518	$540	$588	$484	$599

Kittila Mine Approaching Steady State

In 2011, payable gold production at Kittila is expected to be approximately 150,000 ounces, while from 2012 through 2015, the expected average gold production is approximately 173,000 ounces annually.

Minesite costs per tonne at Kittila are expected to be approximately €55 in 2011.  For the period of 2012 through 2015 minesite costs per tonne are expected to average €61.  The higher costs are mainly the result of the gradual transition to an underground operation.

In 2011, total cash costs at Kittila are expected to be approximately $548 per ounce. From 2012 through 2015, total cash costs per ounce are expected to average approximately $501.

The following link presents more detailed data on the Kittila mine, including projections of tonnes, grades, mill recoveries, payable metal production and local currency minesite cost per tonne.

Kittila Operations Forecast

	2011	2012	2013	2014	2015

Ore milled (000’s tonnes)	1,113	1,099	1,099	1,099	1,099

Grade:
Gold (g/tonne)	4.96	6.02	5.78	5.33	5.34

Mill recovery:
Gold (%)	84%	84%	86%	89%	89%

Payable metal produced:
Gold (ozs)	149,700	178,200	176,500	168,200	168,400

Mining/Milling Costs (EUR/tonne)	$55	$58	$61	$61	$62

Total Cash Costs per ounce	$548	$467	$495	$519	$523

Pinos Altos Now Exceeding Throughput Target

In 2011, payable gold production at Pinos Altos is expected to be approximately 168,000 ounces, while from 2012 through 2015, the expected average gold production is approximately 175,000 ounces annually.  This increase reflects the de-bottlenecking of the mill with the installation of additional tailings filtration capacity in the second half of 2010.

Minesite costs per tonne at Pinos Altos are expected to be approximately $46 in 2011.  For the period of 2012 through 2015 minesite costs per tonne are expected to average $48, as the mine continues its transition to underground operations.

In 2011, total cash costs at Pinos Altos are expected to be approximately $400 per ounce. From 2012 through 2015, total cash costs per ounce are expected to average $345.

The following link presents more detailed data on the Pinos Altos mine, including projections of tonnes, grades, mill recoveries, payable metal production and minesite cost per tonne.

Pinos Altos Operations Forecast

	2011	2012	2013	2014	2015

Heap Leach:
Treated tonnes (000’s)	968	770	615	405	160

Gold grade (g/tonne)	0.61	0.67	0.71	0.59	0.56
Silver grade (g/tonne)	25.03	31.87	34.65	27.72	26.74

Gold recovery (%)	60%	63%	63%	63%	63%
Silver recovery (%)	8%	8%	8%	8%	8%

Gold production (ozs)	11,300	10,400	8,900	4,800	1,800
Silver production (‘000 oz)	62	63	55	29	11

Mill:
Treated tonnes (000’s)	1,525	1,785	1,785	1,785	1,964

Gold grade (g/tonne)	3.39	3.14	3.02	3.06	3.03
Silver grade (g/tonne)	89.61	91.96	88.00	79.49	86.92

Gold recovery (%)	94%	94%	93%	93%	93%
Silver recovery (%)	47%	49%	47%	44%	47%

Gold production (ozs)	157,100	169,000	161,700	164,200	178,400
Silver production (‘000 oz)	2,112	2,112	2,561	2,378	1,995

Total Payable Production:
Gold production (ozs)	168,400	179,400	170,600	169,000	180,200
Silver production (‘000 oz)	2,175	2,176	2,616	2,407	2,006

Mining/Milling Costs (US$/tonne)	$46	$46	$48	$48	$50
Total Cash Costs per ounce	$400	$390	$335	$306	$346

Creston Mascota Expansion On Track To Commence Production in 2011

Construction on the Creston Mascota project is nearing completion.  Payable gold production from Creston Mascota is expected to commence in early 2011, with approximately 31,000 ounces of gold expected to be produced next year.  From 2012 through 2015, average gold production is expected to be 55,000 ounces per year.

Minesite costs per tonne at Creston Mascota are expected to be approximately $10 in 2011. For the period of 2012 through 2015 minesite costs per tonne are expected to average $15.

In 2011, total cash costs at Creston Mascota are expected to be approximately $439 per ounce. From 2012 through 2015, total cash costs per ounce are expected to average approximately $299.

The following link presents more detailed data on Creston Mascota, including projections of tonnes, grades, mill recoveries, payable metal production and local currency minesite cost per tonne.

Creston Mascota Operations Forecast

	2011	2012	2013	2014	2015

Ore processed (000’s tonnes)	1,351	1,351	1,351	1,351	1,153

Grade:
Gold (g/tonne)	1.62	1.70	1.82	1.42	1.76
Silver (g/tonne)	15.57	15.86	20.87	18.29	15.83

Heap Leach recovery:
Gold (%)	42.7%	77.9%	72.4%	74.0%	75.2%
Silver (%)	9.0%	16.7%	15.8%	17.4%	17.3%

Payable metal produced:
Gold (ozs)	30,600	57,500	57,000	54,500	49,100
Silver (‘000 oz)	65	115	142	157	95

Mining/Milling Costs (C$/tonne)	$10	$15	$15	$14	$14

Total Cash Costs per ounce	$439	$314	$291	$292	$297

Meadowbank Expected To Reach Design Capacity in the Third Quarter of 2011

In 2011, payable gold production at Meadowbank is expected to be approximately 362,000 ounces, reflecting a slower than expected ramp-up to design rates as a result of crushing issues.  These issues are expected to be resolved in the third quarter of 2011 with the installation of a permanent secondary crushing unit, similar to one that was installed at Goldex. From 2012 through 2015, the expected average gold production is approximately 399,000 ounces annually.

Minesite costs per tonne at Meadowbank are expected to be approximately C$82 in 2011.  For the period of 2012 through 2015 minesite costs per tonne are expected to average C$67.  The drop in minesite costs is largely due to the expectation of improved throughput combined with a reduction in operating costs due to a number of operating improvements. These expected improvements include reduced stripping, optimization of fuel consumption and reagents, improved equipment availability and the completion of a landing strip to permit larger aircraft to land resulting in reduced logistics costs.

In 2011, total cash costs at Meadowbank are expected to be approximately $597 per ounce.  In 2012, the total cash costs per ounce are forecast to rise to approximately $655.  Both of these levels are considerably higher than the life of mine average due to relatively high stripping ratios in those years (which must be expensed in the period they occur according to U.S. GAAP).  For example, from 2013 through 2015, total cash costs per ounce are expected to average approximately $467, as stripping ratios decline and throughput increases.

The following link presents more detailed data on the Meadowbank mine, including projections of tonnes, grades, mill recoveries, payable metal production and Canadian dollar minesite costs per tonne.

Meadowbank Operations Forecast

	2011	2012	2013	2014	2015

Ore milled (000’s tonnes)	2,738	3,200	3,103	3,103	3,103

Grade:
Gold (g/tonne)	4.33	3.82	4.42	5.01	3.65

Mill recovery:
Gold (%)	95%	94%	94%	94%	93%

Payable metal produced:
Gold (ozs)	361,600	369,600	415,300	470,300	340,300
Silver (‘000 oz)	50

Mining/Milling Costs (C$/tonne)	$82	$78	$67	$67	$56

Total Cash Costs per ounce	$597	$655	$489	$431	$492

Shareholders Can Reinvest Dividends In Shares At A Discount

Under the Company’s Dividend Reinvestment Plan, shareholders have the opportunity to reinvest their dividends, commission-free, in shares of Agnico-Eagle, at 95% of the Average Market Price, as calculated under the Plan.  Individual shareholders can purchase up to $20,000 worth of the Company’s shares, commission-free, at the same price.  Shareholders can obtain details of the Plan from the Company or via the internet by copying the following link into a browser.

AGNICO-EAGLE MINES LIMITED

DIVIDEND REINVESTMENT
AND SHARE PURCHASE PLAN

Introduction

This dividend reinvestment plan (the “Plan”) is being offered to the registered or beneficial holders (the “Shareholders”) of common shares (“Common Shares”) of Agnico-Eagle Mines Limited (the “Corporation”) who reside in Canada or the United States (or as otherwise set out below under “Eligible Participants”) as an alternative to the receipt of regular cash dividends. Under the Plan, Shareholders can automatically reinvest cash dividends paid on their Common Shares in additional Common Shares at 95% of the Average Market Price (as defined below) and invest optional cash payments in additional Common Shares at 100% of the Average Market Price. Optional cash payments can be made in a minimum amount of US$100 and a maximum amount of US$20,000 per fiscal year, or the Canadian dollar equivalents of such sums, as set out below under “Optional Cash Purchases”.

Full investment of cash dividends is possible under the Plan because the Plan permits fractions of Common Shares as well as whole Common Shares to be purchased and held for Plan participants. In addition, dividends in respect of whole and fractional Common Shares held in the Plan will be automatically reinvested in further Common Shares. Common Shares issued under the Plan will be issued directly from the treasury of the Corporation.

No Commissions or Administrative Costs

No brokerage commissions are payable in connection with the purchase of Common Shares under the Plan and all administrative costs will be borne by the Corporation.

Use of Proceeds

Proceeds received by the Corporation upon the purchase of new Common Shares under the Plan will form part of the working capital of the Corporation and will be used for general corporate purposes.

Administration

Computershare Trust Company of Canada (the “Agent”) has been retained to act as the Agent for the participants under the Plan pursuant to an agreement which may be terminated by the Corporation or the Agent at any time. The Corporation will promptly pay over to the Agent, on behalf of the participants in the Plan, all cash dividends due on their Common Shares and the Agent will purchase new Common Shares for the participants directly from the treasury of the Corporation on the dividend payment date. New Common Shares purchased under the Plan will be registered in the name of the Agent, or its nominee, as Agent for the participants in the Plan.

Eligible Participants

Except as otherwise provided below, any registered holder of Common Shares who is a resident of Canada or the United States is eligible to join in the Plan at any time. Beneficial owners of Common Shares whose Common Shares are not registered in their own names may participate in the Plan only (1) by transferring such Common Shares into their own name or into a specific segregated registered account such as a numbered account with a bank, trust company or broker, or (2) if such Common Shares are held through The Canadian Depository for Securities or The Depository Trust Company (collectively, the “Depositories” or, individually, a “Depository”), by enrolling in the Plan through a participant in either such Depository (a “Depository Participant”).

Beneficial owners of Common Shares whose Common Shares are held in a numbered nominee account with a bank, trust company or broker may arrange to enrol such account in the Plan. If a beneficial owner holds Common Shares in more than one such account, or in such an account or accounts as well as in such owner’s own name, such Common Shares may be dealt with separately with respect to the Plan. For example, an owner can elect to participate in the Plan in respect of the Common Shares held in one account but not in respect of those held in another. Furthermore, if beneficial owners of Common Shares hold such shares through the facilities of a Depository, they can arrange to treat each of their Common Shares separately with respect to the Plan. For example, such beneficial owners can choose to participate in the Plan in respect of some of the Common Shares but not in respect of others.

Shareholders resident outside Canada and the United States may participate in the Plan unless prohibited by the law of the country in which they reside. Cash dividends to be reinvested for shareholders resident outside Canada will be reduced by the amount of the applicable Canadian withholding tax as described below under “Summary of Principal Canadian Federal Income Tax Considerations”.

Enrolment

General

Shareholders may join the Plan by completing the Authorization Form attached to the Plan, sign it and return it to the Agent within the applicable deadlines set out below. Additional Forms may be obtained from the Agent at any time upon written request addressed to the Agent.

The Authorization Form directs the Corporation to forward to the Agent all of the participating Shareholder’s cash dividends received on the Common Shares and directs the Agent to invest such dividends in the purchase of new Common Shares on behalf of the shareholder. If a beneficial owner holds Common Shares in, for example, more than one brokerage account, and wishes to participate in the Plan in respect of Common Shares in all such accounts, a separate Authorization Form must be completed and returned to the Agent by the registered holder of the Common Shares in respect of each such account.

Depository Participants

Beneficial owners of Common Shares whose Common Shares are held through a Depository may enrol through the Depository Participant that currently holds their Common Shares, provided they do so in sufficient time for notice to be provided to the Agent within the applicable deadlines set out below.

Effective Date of Participation

Following receipt by the Agent of a properly completed Authorization Form, participation in the Plan becomes effective on the next record date for any dividend declared on the Common Shares provided that the Authorization Form is received not less than five business days before such record date. Dividend record dates are normally on or about the 15th day of January after each year in which the Corporation declares a dividend.

Ongoing Enrolment

Once a Shareholder has enrolled in the Plan, participation continues automatically unless terminated in accordance with the terms of the Plan. However, participants are advised that Common Shares acquired outside of the Plan may not be automatically enrolled in the Plan. Participants should contact the Agent or the Depository Participant, if applicable, to confirm which of the Common Shares owned by them are enrolled in the Plan.

Optional Cash Purchases

If participants in the Plan choose to participate in the optional cash payment feature of the Plan, they must confirm on the Authorization Form that not more than US$20,000 (or the Canadian dollar equivalent of such sum) in the aggregate per fiscal year is being paid by, or on behalf of, any registered or beneficial owner in respect of the optional investment of cash under the Plan. Any determination of an equivalent amount will be based on the noon rate of exchange reported by the Agent’s principal banker as of such date, calculated on the date of bank deposit by the Agent.

There is no obligation on a participant to make optional cash payments nor to make all such payments in the same amount. The aggregate number of Common Shares which may be purchased by all participants in any fiscal year of the Corporation under the optional cash payments may not exceed two percent of the outstanding Common Shares at the beginning of the fiscal year. If necessary, available Common Shares will be allocated by the Agent on a pro rata basis to avoid exceeding this limit.

Optional cash payments may be made when enrolling in the Plan by enclosing a cheque or money order (in United States or Canadian currency), made payable to the Agent or, where applicable, to the Depository Participant, with the completed Authorization Form. Thereafter, optional cash payments may be made by using the Cash Payment Form enclosed with each statement of account sent to participants and enclosing a cheque or money order in the amount of the purchase. Optional cash payments will be used to purchase Common Shares on the applicable dividend payment date. For any given year, optional cash payments must be received by the Agent not less than five business days before the dividend record date. Optional cash payments received by the Agent on or after this date will be returned to the participant. No interest will be paid to participants on any funds held for investment pursuant to the Plan. A participant may cancel an optional cash payment by written notice received by the Agent on or before the third business day preceding the dividend payment date.

Payments received in United States currency will be converted to Canadian currency at the noon rate of exchange of the principal banker of the Agent on the date of bank deposit by the Agent. Payment in currencies other than Canadian or United States dollars are not acceptable.

Price and Valuation of New Common Shares

The price at which the Agent will purchase new Common Shares from the Corporation on the dividend payment dates with cash dividends on Common Shares will be 95% of the weighted average of the trading prices for a board lot of Common Shares on The Toronto Stock Exchange (the “Exchange”) for a period of 20 trading days on which at least a board lot was traded immediately preceding a dividend payment date (the “Average Market Price”).

The price at which the Agent will purchase new Common Shares from the Corporation on the dividend payment dates with eligible funds other than cash dividends on Common Shares will be 100% of the Average Market Price.

There will be no brokerage commission on the purchase of new Common Shares under the Plan as the Common Shares will be purchased directly from the Corporation.

Participants’ Accounts and Statements

The Agent will maintain a separate account for each participant. Where a participating beneficial owner holds his or her Common Shares through a Depository, the Agent will maintain an account for and in the name of the Depository and the appropriate Depository Participant will provide each such participating beneficial owner with confirmation of his or her purchase of Common Shares through the Plan.

On each dividend payment date, the Corporation will advise the Agent of the prices for the new Common Shares to be purchased (whether by way of dividend reinvestment or optional cash purchase) by the Agent on behalf of the participants and the number of new Common Shares to be issued. Each participant’s account will be credited by the Agent with that number of Common Shares purchased for the participant, including fractions computed to four decimal places, which is equal to the cash dividends or optional cash payment to be invested for each participant divided by the applicable purchase price for such Common Shares (as set out above under “Price and Valuation of New Common Shares”). In like fashion, the accounts of each participating beneficial owner of Common Shares will be credited with that number of Common Shares purchased on their behalf through the facilities of the relevant Depository and Depository Participant.

As soon as practicable following each dividend payment date, the Agent (or, where appropriate, the relevant Depository Participant) will send statements of account to participants setting out the number of whole and fractional Common Shares acquired by reinvestment of cash dividends and, where applicable, by optional purchases (“Plan Shares”).

These statements are a participant’s only record of the cost of each purchase of Plan Shares, and accordingly, should be retained by such participant for income tax purposes. In addition, each participant will receive annually the appropriate tax information for reporting dividend income.

Generally, Plan Shares will be registered in the name of the Agent or its nominee and held by the Agent for a participant under the Plan. For participants holding Plan Shares through a Depository, such Plan Shares will be registered in the name of the relevant Depository and held for the benefit of its participant under the Plan. No share certificates will be issued for Plan Shares acquired under the Plan. Plan Shares may not be sold, transferred, pledged or otherwise disposed of by the participant while such Plan Shares remain in the Plan. A participant who wishes to sell, transfer, pledge or dispose of any Plan Shares must withdraw them from the Plan by instructing the Agent to issue, in the name of the participant, a share certificate representing such Plan Shares.

A participant may, at any time upon written request to the Agent, have share certificates issued and registered in the participant’s name for any number of whole Plan Shares owned by such participant without terminating participation in the Plan. Otherwise, share certificates will not be issued to participants for Plan Shares. No certificate for a fraction of a Plan Share will be issued.

Termination of Participation

General

A participant may terminate participation in the Plan at any time by written notice to the Agent (or, where appropriate, to a Depository Participant, as set out below). The Agent will then settle the participant’s account by issuing a share certificate for the number of whole Plan Shares standing to the credit of the participant and by purchasing for cash any fraction of a Plan Share. The amount of the payment for any such fraction will be based on the last price paid by the Agent for such new Common Shares purchased out of cash dividends to be reinvested or out of the optional cash investment, where applicable. If the notice is received by the Agent after a dividend record date but prior to a dividend payment date, termination and settlement of the participant’s account will not take place until after the dividend payment date.

Participation in the Plan will also be terminated upon receipt by the Agent of written notice of the death of a participant. Certificates for Plan Shares will be issued in the name of the deceased participant and/or in the name of the estate of the deceased participant, as appropriate, and the Agent will send such certificates and cash payment for any fraction of a Plan Share to the representative of the deceased participant.

Upon termination of participation, a participant may request that all Plan Shares held for the participant’s account be sold. Such sale will be made by the Agent, through a registered dealer or stockbroker designated by the Agent, as soon as practicable following receipt by the Agent of instructions to do so. The proceeds of such sale, less brokerage commissions and transfer taxes, if any, will be paid to the participant by the Agent. Plan Shares sold pursuant to such a request may be commingled with Plan Shares of other participants, in which case the proceeds to each participant will be based upon the average sale price of all Plan Shares so commingled. With respect to any fraction of a Plan Share, the Agent will purchase such fraction for cash at a price determined in the same manner as in the case of whole Plan Shares sold for the participant.

All payments of cash under the Plan will be made in either Canadian or United States currency. Unless a participant requests otherwise in writing, the Agent will make payments in Canadian currency where the participant has a Canadian mailing address and in United States currency where the participant has a non-Canadian mailing address, in each case as such address is shown on the records of the Agent.

Depository Participants

Where participants hold their Common Shares or Plan Shares through a Depository Participant and Depository, any notice or actions to be delivered to or performed by the Agent in this section must be delivered to or performed by the relevant Depository Participant. For greater certainty, if notice or termination is not received by the relevant Depository at least five business days before a dividend record date, termination will not occur until after the next dividend record date and after investment has been completed.

Rights Offerings, Stock Splits and Stock Dividends

In the event that the Corporation makes available to its Shareholders rights to subscribe for additional shares or other securities, rights certificates will be issued to participants for their whole Plan Shares. No such rights will be made available in respect of fractions of Plan Shares. Instead, the Agent will sell any rights relating to such fractions at a time and price determined by the Agent and participants will be paid their proportionate interests in the proceeds of such sale.

Any Common Shares distributed pursuant to a stock dividend or a stock split on Plan Shares will be retained by the Agent and credited proportionately to the accounts of participants.

In the event of a change, reclassification or conversion of the Common Shares into other shares or securities or of any further change, reclassification or conversion of such other shares or securities, into other shares or securities, the Plan will continue to apply to the shares or securities resulting from that event and references herein to the Common Shares and to Plan Shares will be deemed to be references to the shares or securities resulting from that event.

Voting of Plan Shares

Whole Plan Shares held on the record date for a vote of Shareholders may be voted in the same manner as the participant’s Common Shares of record may be voted, either in person or by proxy.

Responsibilities of the Corporation and the Agent

Neither the Corporation nor the Agent is liable for any act, or for any good faith omission to act, including, without limitation, for liability:

(a)                                  arising out of a failure to terminate a participant’s account upon such participant’s death prior to receipt of notice in writing of such death; or

(b)                                 relating to the prices at which Common Shares are purchased for the participant’s account and the times at which such purchases are made.

PARTICIPANTS SHOULD RECOGNIZE THAT NEITHER THE CORPORATION NOR THE AGENT CAN ASSURE A GAIN OR PROTECT AGAINST LOSS AS A RESULT OF THEIR HOLDING PLAN SHARES.

Amendment, Suspension or Termination of the Plan

The Corporation reserves the right to amend, suspend or terminate the Plan at any time. The Corporation will send written notice to the participants of any material amendment, suspension or termination. Any amendment of the Plan which materially affects the rights of participants in the Plan will be subject to the prior approval of the Exchange. If the Plan is terminated, the Agent will remit to participants certificates registered in their name for whole Plan Shares, together with the proceeds from the sale of any fractions of Plan Shares. If the Plan is suspended, subsequent dividends on Plan Shares will be paid in cash as will the amount of any optional cash payments which are not invested as of the effective date of such suspension.

Effective Date

The Plan is effective for dividends payable after June 30, 1999.

Notices

All notices required to be given to participants under the Plan will be mailed to participants at the address shown on the records of the Agent.

Written communications to the Agent should be addressed to:

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Attention: Dividend Reinvestment Services

Facsimile No.: 416.263.9394

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Summary of Principal Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to participants in the Plan. It is assumed for the purposes of this summary that the participant deals at arm’s length and is not affiliated with the Corporation and holds Common Shares as capital property. Generally, Common Shares are considered to be capital property to a holder unless the holder is a trader or dealer in securities, has acquired the Common Shares as part of an adventure in the nature of trade or holds the Common Shares otherwise than for investment purposes. Certain participants resident in Canada whose Common

Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Income Tax Act (Canada) (the “Tax Act”) to have their Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such participant in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act or the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of the Canada Customs and Revenue Agency (the “CCRA”). This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those described. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect a participant in the Plan.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular participant, and no representation with respect to the Canadian federal income tax consequences to any particular participant is made. Consequently, prospective participants are advised to consult their own tax advisors with respect to their particular circumstances.

The Tax Act contains provisions (the “mark-to-market rules”) relating to securities held by certain “financial institutions” (as defined in the Tax Act). This summary does not take into account these mark-to-market rules and any participants that are “financial institutions” for the purposes of these rules should consult their own tax advisors.

Residents of Canada

The following summary is generally applicable to a participant who, at all relevant times for purposes of the Tax Act, is, or is deemed to be, resident in Canada.

A participant will be subject to tax under the Tax Act on all dividends paid on Common Shares (whether such shares are held of record by the participant or held of record by the Agent for the account of the participant pursuant to the Plan) which are reinvested in Common Shares under the Plan in the same manner as the participant would have been if such dividends had been received directly by the participant.

The cost for tax purposes to a participant of Common Shares purchased on the reinvestment of dividends or with optional cash payments made by the participant to the Agent will be the Canadian dollar equivalent of the price paid by the Agent for the Common Shares. The cost of such Common Shares will be averaged with the adjusted cost base of all other Common Shares held by the participant at the time such Common Shares are acquired for purposes of subsequently computing the adjusted cost base of each Common Share owned by the participant.

On a disposition or deemed disposition of a Common Share, whether by the participant directly or by the Agent on behalf of the participant, the participant will realize a capital gain (or capital loss) equal to the amount by which the participant’s proceeds of disposition, net of any reasonable costs of disposition, are greater than (or less than) the participant’s adjusted cost base of the Common Share. Proceeds of disposition will not include an amount that is otherwise required to be included in the participant’s income. The payment of cash in respect of any fraction of a Common Share on termination of participation in the Plan will constitute a disposition of such fraction of a Common Share for proceeds of disposition equal to the cash payment.

One-half of any capital gains (or capital losses) realized by a participant will be required to be included in computing the participant’s income as a taxable capital gain (or allowable capital loss). An allowable capital loss will be deductible against a taxable capital gain realized in the year or in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act. Capital gains realized by an individual may be subject to alternative minimum tax. A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

Under specific rules in the Tax Act, any capital loss realized by a corporation on the disposition of a Common Share may be reduced by the amount of certain dividends which were received or were deemed to have been received on such share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that disposes of such shares or where a trust or partnership of which a corporation is a beneficiary or member is a member of a partnership or beneficiary of a trust that disposes of such shares. Participants should consult their own tax advisors for specific advice regarding the application of the relevant “stop-loss” provisions in the Tax Act.

Non-Residents of Canada

The following summary is generally applicable to a participant who, for purposes of the Tax Act and any applicable income tax treaty, is not resident, nor is deemed to be resident, in Canada, and who does not use or hold and is not deemed to use or hold Common Shares in connection with carrying on business in Canada. Special rules which are not discussed in this summary may apply to a non-resident participant that is an insurer for whom Common Shares are “designated insurance property” under the Tax Act.

Dividends paid or credited or deemed to be paid or credited on Common Shares to a non-resident of Canada (whether such shares are held of record by the non-resident or of record by the Agent for the account of the non-resident pursuant to the Plan) are generally subject to Canadian withholding tax, whether or not such dividends are reinvested under the terms of the Plan. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable tax treaty. Under the terms of the Canada-United States Income Tax Convention, 1980, as amended (the “U.S. Treaty”), the rate of non-resident withholding tax is generally reduced to 15% in the case of dividends paid or credited or deemed to be paid or credited to a resident of the United States who is the beneficial owner of such dividends. Dividends to be reinvested in Common Shares under the Plan for non-resident participants will be reduced by the amount of any applicable Canadian withholding tax.

A non-resident participant will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares unless those Common Shares constitute “taxable Canadian property” and are not “treaty-protected property” to the participant for purposes of the Tax Act.

Provided the Common Shares are listed on a prescribed stock exchange for the purposes of the Tax Act, a Common Share generally will not be taxable Canadian property to a non-resident participant unless, at any time during the five-year period immediately preceding the disposition, the participant, persons with whom the participant did not deal at arm’s length, or the participant together with such persons, owned (or had an interest in or an option in respect of) 25% or more of the issued shares of any class or series of shares of the Corporation. A Common Share may also be taxable Canadian property where the participant elected to have such Common Share treated as taxable Canadian property upon ceasing to be a resident of Canada, and in certain other circumstances.

Taxable Canadian property will be treaty-protected property where the gain from the disposition of such property would, because of an applicable Canadian income tax treaty, be exempt from tax under the Tax Act. In any other case, such property will not be “treaty- protected property”. Under certain treaties, such as the U.S. Treaty, a gain on Common Shares will not be exempt from tax under the Tax Act (and, hence, Common Shares will not be treaty- protected property) if at the time of the disposition of the Common Shares their value derives principally from real estate in Canada, including rights to explore or exploit mineral deposits in Canada.

A non-resident participant’s capital gain (or capital loss) and taxable capital gain (or allowable capital loss) in respect of Common Shares that constitute taxable Canadian property which is not treaty-protected property will generally be computed in the manner described above under “Residents of Canada”. If the Common Shares constitute taxable Canadian property which is not treaty-protected property, the tax consequences as described above under “Residents of Canada” will generally apply. Non-residents who dispose of taxable Canadian property are required to file a Canadian income tax return for the year of disposition, including where the property is treaty-protected property. Non-resident participants whose Common Shares may be taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations generally applicable to certain participants who reinvest cash dividends and/or invest optional cash payments in additional Common Shares under the Plan. The summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations propagated thereunder, and judicial and administrative interpretations. These United States federal income tax considerations apply only to a person or entity whose functional currency (as defined in Section 985 of the Code) is the United States dollar and who, for United States federal income tax purposes, is either (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to

United States federal income taxation regardless of its source or (iv) a trust the administration of which is subject to the primary supervision of a United States court if one or more United States persons have the authority to control all substantial decisions of the trust. This summary does not address all aspects of the United States federal income tax laws that may be relevant to participants subject to special treatment under the United States federal income tax laws (including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions, broker-dealers or owners of 10% or more in terms of vote or value of the stock of the Corporation).

A participant who reinvests cash dividends in additional Common Shares will be treated for United States federal income tax purposes as having received a taxable dividend in an amount equal to the fair market value of the Common Shares acquired with reinvested dividends pursuant to the Plan plus the amount of any Canadian income tax withheld therefrom. The fair market value of the Common Shares so acquired will be equal to 100% of the average of the high and low sale prices of Common Shares on the dividend payment date, which amount may be higher or lower than the Average Market Price used to determine the number of Common Shares acquired under the Plan. The amount of any such dividend will not be eligible for the dividends received deduction generally available to corporate shareholders. Subject to certain limitations, US participants who are subject to federal income tax will be entitled to a credit or deduction for Canadian income taxes withheld from any such dividends.

The purchase of Common Shares with optional cash payment should not result in taxable dividends for United States federal income tax purposes, although it is possible that the Internal Revenue Service may treat participants as having received taxable dividends upon the purchase of stock with an optional cash investment, if the fair market value of the stock (determined under the method described in the preceding paragraph) exceeds the Average Market Price.

The tax basis per share for Common Shares purchased with reinvested dividends will be equal to the fair market value per share on the dividend payment date. The tax basis per share for Common Shares purchased with optional cash payments generally will be equal to a participant’s purchase price per share. A participant’s holding period for Common Shares purchased with dividends will begin on the day following the dividend payment date; the holding period for Common Shares purchased with optional cash payments will begin on the day following the purchase date.

PARTICIPANTS GENERALLY WILL RECOGNIZE A TAXABLE GAIN OR LOSS WHEN THEY SELL OR EXCHANGE COMMON SHARES AND WHEN THEY RECEIVE CASH PAYMENTS FOR FRACTIONAL SHARES CREDITED TO THEIR ACCOUNTS UPON WITHDRAWAL FROM OR TERMINATION OF THE PLAN OR OTHERWISE. THE AMOUNT OF SUCH GAIN OR LOSS WILL BE THE DIFFERENCE BETWEEN THE AMOUNT A PARTICIPANT RECEIVES FOR HIS OR HER COMMON SHARES OR FRACTION THEREOF AND THE ADJUSTED TAX BASIS THEREFOR. THE GAIN OR LOSS WILL BE A CAPITAL GAIN OR LOSS IF THE SHARES CONSTITUTE A CAPITAL ASSET OF THE PARTICIPANT AND WILL BE A LONG-TERM CAPITAL GAIN OR LOSS IF THE HOLDING PERIOD FOR SUCH COMMON SHARES EXCEEDS ONE YEAR.

AGNICO-EAGLE MINES LIMITED
DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

AUTHORIZATION FORM

I hereby apply to participate in the Dividend Reinvestment and Share Purchase Plan and hereby authorize the Corporation to forward all cash dividends paid on all Common Shares registered in my name now or in future to the Agent, Computershare Trust Company of Canada, to be dealt with in accordance with the terms and conditions of the Plan.

I am a citizen or resident (of the United States / of Canada) and the Common Shares held in my name are for the benefit of any citizen or resident (of the United States / of Canada).

Name and Address of Shareholder (please print):

Signature(s) of Shareholder(s):
(If your shares are jointly owned, all owners must sign.)

Date:

OPTIONAL CASH PAYMENTS

☐                           In addition to my participation in the Plan through the reinvestment of dividends, as elected above, I may wish to make optional cash payments from time-to-time to invest in new Common Shares of the Corporation in accordance with the terms of the Plan. I understand that these optional cash payments are subject to a minimum amount of US$100 and a maximum amount of US$20,000 per fiscal year, or the Canadian dollar equivalents of such sums, calculated in accordance with the Plan.

☐	Cheque enclosed, if any, for US$	or Cdn$	.

Executive Team Strengthened

The Board of Directors is pleased to announce, effective January 1, 2011, several new promotions among its senior management team.  Congratulations are extended to:  Ms. Louise Grondin, Senior Vice President, Environment and Sustainable Development (previously Vice President, Environment and Sustainable Development); Mr. David Smith has been appointed Senior Vice President, Investor Relations (previously Vice President, Investor Relations); Mr. Lino Cafazzo, Vice President, Information Technology (previously Corporate Director, Information Technology); Mr. Paul Cousin, Vice President, Metallurgy (previously Corporate Director, Metallurgy); Mr. Guy Gosselin, Vice President, Exploration (previously Exploration Manager, Eastern Canada);  Mr. Luis Felipe Medina Vice President, Mexico (previously Regional Director, Mexico); and Mr. Yvon Sylvestre, Vice President, Technical Services and Construction (previously Mine Manager, Goldex).

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle’s LaRonde Mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 29 consecutive years.

For more information on the Company please visit www.agnico-eagle.com

Scientific and Technical Information

The contents of this news release have been prepared under the supervision of, and reviewed by, Marc Legault, P.Eng., Vice President Project Development and a “Qualified Person” for the

purposes of the Canadian Securities Administrators’ National Instrument 43-101.  The qualified person for the exploration program at Ellison is Guy Gosselin, Ing., VP, Exploration.

Forward-Looking Statements

The information in this press release has been prepared as at December 15, 2010. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward- looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify such forward-looking statements.  Such statements include without limitation: the Company’s estimates of production, including estimated ore grades, metal production, expansion and development project start-up dates, the timing and results of scoping and feasibility studies, life of mine horizons, forecast total cash costs and minesite costs, sensitivities of total cash costs per ounce and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; sufficiency of capital; the Company’s targeted increase in dividends; the Company’s cash position and other statements and information regarding anticipated trends with respect to the Company’s operations and exploration. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union Euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this press release or the Company’s Form 20-F referred to below; that prices for gold, silver, zinc and copper will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in equipment delivery and installation, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2009, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and

Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure. Actual results and final decisions may be materially different from those currently anticipated.

Note Regarding Certain Measures Of Performance

This news release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP.  This data may not be comparable to data presented by other gold producers.  The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements of the Company for the period ended September 30, 2010 filed with the Canadian securities regulators and the SEC.